02-1010

RWE

January to June

Report on the first half of 2005

- Group operating result up 11 % net of one-off effects
- Net income improved by 5 %
- Net financial debt below last year's level despite negative currency effects

8/18

At a glance

RWE Group		Jan–Jun 2005	Jan–Jun 2004	+/– in %	Jan–Dec 2004
External revenue	€ million	20,727	21,113	-1.8	42,137
EBITDA	€ million	4,439	4,465	-0.6	8,400
Operating result	€ million	3,455	3,281	5.3	5,976
Income before tax	€ million	2,454	2,400	2.3	3,935
Net income	€ million	1,427	1,357	5.2	2,137
Earnings per share	€	2.54	2.41	5.4	3.80
Cash flows from operating activities	€ million	2,965	2,257	31.4	4,928
Capital expenditure	€ million	1,437	1,630	-11.8	3,737
Free cash flow[1]	€ million	1,626	809	101.0	1,499
		06/30/05	**12/31/04**	**+/–** in %	
Net financial debt	€ million	11,985	12,385	-3.2	
Workforce	FTE[2]	86,540	97,777	-11.5	

1 Cash flows from operating activities minus capital expenditure on property, plant and equipment.

2 Full time equivalent (1 FTE = 1 full-time position).

»RWE's performance in the first half of the year was robust. We are confident of being able to achieve our earnings targets for the year as a whole.«

Dear Investors and Friends of the Company,

The first half of the year was successful. The trends witnessed in the first quarter have largely continued. The strength of the Continental European energy business and the stable trends in the Water Division enabled RWE to improve the Group's result even further. There were important new developments in German government policy. In July, Germany's Federal Network Agency, which regulates the country's electricity and gas grids, officially took up work. As a result, we now have more clarity, at least for this year and next year, on the regulatory conditions applicable to our business. Further political topics concerning German utilities were much discussed in public. These included the future of nuclear energy and the effect of CO_2 emissions trading on electricity prices. Public debate on these topics often displayed little objectivity. This is further proof of the fact that energy policy must be placed high on the political agenda in the future.

The following is a summary of key facts and figures for the first half of the fiscal year:

- The operating result improved by 5 %. Net of consolidation and currency effects, the operating result was up 11 %. As in the first quarter, the main growth stimulus was provided by our energy activities in Germany and Eastern Europe. RWE Thames Water largely made up for the expected decrease in the first quarter and is planned to grow its operating result for the year as a whole. As forecast, the UK energy subsidiary RWE npower closed the period markedly down year-on-year.
- Net income rose by 5 %. This growth was due to positive operational developments and the improved financial result.
- At €12 billion, net financial debt remained low compared to the level at the end of the first quarter (€11.6 billion), despite having taken into account the increased dividend payment and the significantly negative currency effects.

All in all, we are confident that we will meet our forecast for the year as a whole. We want to achieve a single-digit percent increase in the operating result, net of one-off effects. We also aim to increase net income by a single-digit percentage.

Essen, August 2005

H. J. M. Roels
CEO of RWE AG

RWE clearly outperforms DAX

Developments on the stock markets were characterized by the economy's moderate downward trend and extremely high oil prices. Germany's lead index, the **DAX 30**, traded sideways in the first few months of 2005, before regaining momentum in the middle of May. The DAX closed June at 4,586 points, surpassing the level achieved at the end of 2004 by 8 %. The **Euro STOXX 50**, the index representing the most important stocks in the Eurozone, recorded a similar development, improving by 10 % in the first half of the year. The dramatic rise in crude oil prices in the first quarter was a major reason behind the slackening of the index following its brief upward trend at the end of 2004. Although oil prices remained high, the world's stock markets were again characterized by cautious optimism at the end of the first six months of the year. Merger speculation in various sectors was a factor driving movements in share prices. In Germany, the prospect of early elections played a major role in invigorating the stock markets. The German stock market remained robust even after the end of the period under review. On August 2, 2005, the DAX reached 4,933 points—the highest level in more than three years.

Performance of RWE shares compared with the DAX 30 and the DJ STOXX Utilities
in %


RWE common share
DJ STOXX Utilities
RWE preferred share
DAX 30
50
40
30
20
10
0
-10
12/31/04
06/30/05
07/29/05

Once again, **RWE shares** performed far better than the DAX. Our common stock closed June 30, 2005 at €53.38. This corresponds to a 35 % total return in the first half (including the dividend). This placed RWE second on the DAX 30, with the company's shares clearly outperforming the Dow Jones STOXX Utilities, the European utility index, which was up 17 %. RWE's preferred shares posted an even stronger gain, recording a total return of 43 %. The fact that leading analysts made upward adjustments to their valuations of RWE and issued buy recommendations for RWE shares contributed to the pleasing development of our share price. This was predominantly a result of the strong posi-

tion we have in the German electricity generation sector. Our dividend policy was also welcomed by the capital market. At the end of May, speculation about an early change of government caused German utility stocks to boom. This was due to the statement from the Christian Democrat Party that it would extend the lifetimes of German nuclear power stations if it wins the forthcoming election. RWE shares continued their good performance after the end of the reporting period. On July 26, RWE's common stock was listed at €55.67, posting the preliminary high for the year and remaining only slightly below the all-time record high of €56.65 achieved on June 25, 1998.

Development of RWE's five-year credit default swap compared to the iTraxx Europe Energy
in basis points


RWE
iTraxx Europe Energy
40
20
0
12/31/2004
06/30/2005
07/29/2005

Sentiment on **bond markets** deteriorated initially, after which it improved again. Fear of mounting inflationary pressure in the first quarter could have led the US Federal Reserve to increase interest rates further. This would have caused fixed-interest bondholders to suffer losses. Apprehension about interest rates has since subsided, as the global economy has slowed down. On June 27, 2005, the return on ten-year Bund futures was 3.2 %, recording a preliminary low for the year. Our bond spreads also dropped. In consequence, it became less expensive to hedge credit risks using RWE credit default swaps (CDSs). At the close of the first half, they were 9 % down on the level they had achieved by the end of 2004. In the same period, the iTraxx Europe Energy, the European CDS sector index, fell by a mere 4 %. Owing to the improved market environment, there was a resurgence in company issuances in the second quarter. Utilities were among the players which took the greatest advantage of low interest rates to cover their capital needs. Due to our solid financing situation and our strong single A rating, we did not make use of this opportunity. In 2005, €1.2 billion in bonds are due for repayment. We have already repaid €1.0 billion of this sum.

Group operating result up 11 % net of one-off effects

Economic trend in RWE core markets: growth in Eurozone continues to slow

The world economy lost some momentum in the first half of 2005. This was primarily a result of high oil prices. A positive effect was felt from interest rates, which are largely low throughout the world. Some countries have tightened the reins on monetary policy as of late. Despite this, the world economy was robust overall.

RWE's core regions continue to display marked differences in growth rates. Economic sentiment in Eurozone countries remained subdued. In light of rising oil prices and high unemployment in some countries, private consumption displayed weak development. Demand for capital goods was not very dynamic, either. The recent decrease of the euro against the US dollar has not led to a significant increase in exports thus far. Eurozone's real gross domestic product (GDP) in the reporting period was only slightly more than 1 % above the level achieved in the first half of 2004.

The German economy, our most important market, grew less than 1 %. The revitalization of industrial output witnessed in the winter diminished in the spring. Due to the wait-and-see attitude of investors and consumers as well as tight state budgets, the domestic economy did not produce any positive stimuli.

In the UK, RWE's second-largest market, GDP advanced by an estimated 2 %. This country thus continues to rank among Western Europe's strongest growth regions. However, the UK economy has also cooled down. Higher interest rates made consumer credit more expensive. This had a dampening effect on the growth of consumption. Demand for capital goods lost some momentum as well. Government spending, on the other hand, remained strong.

The waning global economy also left its mark on the economies of Central Eastern Europe. Growth rates displayed by these countries as of late slackened marginally. One of the factors responsible for this was the drop in demand from Western Europe. By contrast, internal demand was stable.

The USA's rate of expansion declined only marginally, despite interest rate hikes and waning fiscal stimuli. Real GDP in the US was 3.5 % higher than in the corresponding period in 2004. The continued improvement of the situation on the labour market was reflected in growth in consumption. Furthermore, good overall corporate earnings stimulated investment.

The aforementioned economic developments in our core markets had a limited impact on our business trend. Energy consumption generally shows minimal reactions to changes in GDP. Economic dynamism is primarily reflected in demand from industrial enterprises. Household energy consumption predominantly depends on weather conditions. The economy has even less of an effect on the water sector.

Notes on reporting

We slightly adjusted our reporting structure at the beginning of the 2005 financial year. In so doing, we are taking into account completed and pending divestments in our non-core business, among other things. The adjustments address the following issues:

- RWE Trading is no longer presented separately in our financial reporting. Instead, RWE Trading is now subsumed under RWE Power's Power Generation Business Unit. The rationale for this change lies in the fact that, as an integral component of the energy value chain, RWE Trading's primary function is to contribute to sustaining the value of our power production operations. The change in our reporting structure does not affect our operations.
- Harpen AG, which specializes in renewables-based and distributed power generation, has been assigned to the Power Generation Business Unit since the beginning of the year.
- On February 25, 2005, we completed the sale of 70 % of RWE Umwelt's business to the Rethmann Group. A bidding process for the remaining 30 % was initiated at the beginning of May. RWE Umwelt's operations are disclosed on the consolidated balance sheet for the current fiscal year under "Assets/liabilities held for sale." They are no longer included in revenue, EBITDA, the operating result, capital expenditure or the workforce. Expenses and income are included in the non-operating result.
- The item "Assets/liabilities held for sale" has also included major parts of our water business outside RWE's core regions since the beginning of the year. They comprise our companies in Chile, Spain, the United Arab Emirates, China, Thailand and Australia.

External revenue € million	**Jan–Jun** **2005**	**Jan–Jun** **2004**	**+/–** in %	**Jan–Dec** **2004**
RWE Power[1]	3,311	2,537	30.5	6,741
RWE Energy	12,465	11,390	9.4	22,450
RWE npower	3,043	2,899	5.0	5,605
RWE Thames Water	1,868	1,995	-6.4	4,065
Other/consolidation	40	2,292[2]	-98.3	3,276[2]
RWE Group	**20,727**	**21,113**	**-1.8**	**42,137**

1 Including RWE Trading.

2 *Including RWE Umwelt (H1 2004: € 888 million; fiscal 2004: € 1,830 million) and Heidelberger Druckmaschinen (until the deconsolidation in May 2004: € 1,359 million).*

Revenue 13 % up year-on-year net of one-off effects

In the first half of 2005, the RWE Group generated €20.7 billion in external revenue. This corresponds to a 2 % decline compared with the same period in 2004, principally due to the following deconsolidations:

- Heidelberger Druckmaschinen was excluded from the scope of consolidation at the beginning of May 2004. This group of companies generated €1,359 million in revenue before it was deconsolidated.
- As explained previously, we deconsolidated RWE Umwelt in 2005. This eliminated a total of €888 million in revenue.
- We deconsolidated our Portuguese Turbogas/Portugen power plant operations as of September 30, 2004. In the first half of 2004, these companies contributed €145 million to RWE Power's revenue.
- RWE Solutions, a business unit of RWE Energy, shed its transformer (deconsolidated as of October 1, 2004), power conditioning (January 1, 2005) and mechatronics operations (April 1, 2005) as well as other peripheral activities. This eliminated a total of €152 million in revenue.

Another one-off effect stemmed from the fact that we include major parts of our water business outside RWE's core regions as "Assets/liabilities held for sale" and thus no longer include these activities in revenue (-€114 million). Furthermore, there were negative currency effects compared with the same period last year, on average, the US dollar and pound Sterling lost ground against the euro. The British pound-to-euro exchange rate was 0.68 to 1 (H1 2004: £0.67/€), and the US dollar-to-euro exchange rate was 1.28 to 1 (H1 2004: $1.22/€). This diluted revenue by 1 %.

Net of all major non-recurrent effects and changes in currency exchange rates, external revenue increased by 13 %. This organic growth is largely attributable to RWE Energy. Growth largely resulted from price increases in our Continental European electricity and gas sales operations. Tariff increases were implemented in order to pass on higher procurement costs—and in Germany, also additional burdens caused by the Renewable Energy Act—to end customers. In addition, RWE Energy benefited from sales growth on the Dutch gas market. The trading operations now subsumed under RWE Power also posted a significant gain in revenue. This figure includes all sales of electricity generated within the RWE Group on wholesale markets. RWE npower recorded an increase in revenue in the UK electricity and gas sales business. Here too, tariff increases implemented to pass on higher procurement costs were the major driver. RWE Thames Water benefited from the first effects of tariff adjustments made in the UK water industry's fourth regulatory period, which began on April 1, 2005.

Operating result posts an organic improvement of 11 %

The Group's positive organic earnings trend continued in the period under review, but was overshadowed by deconsolidations and adverse currency effects. At €4,439 million, EBITDA was slightly below the year-earlier level. Conversely, the operating result was up 5 % to €3,455 million. It outperformed EBITDA in part due to the decrease in depreciation caused by the sale of asset-intensive activities (-€146 million). Moreover, we had higher income from investments (+€54 million). Depreciation and income from investments are not included in EBITDA.

The aforementioned deconsolidations had the following impact on EBITDA and the operating result:

- Heidelberger Druckmaschinen: -€96 million/-€34 million
- RWE Umwelt: -€98 million/-€35 million
- Turbogas/Portugen: -€36 million/-€25 million

In addition, major parts of our water business outside RWE's core regions are no longer included in EBITDA or the operating result. Moreover, currency effects had an adverse impact on our earnings position (-€35 million/-€27 million). Excluding the aforementioned non-operating effects, EBITDA increased by 7 %, and the operating result was up 11 %.

EBITDA € million	**Jan-Jun** **2005**	**Jan-Jun** **2004**	**+/-** in %	**Jan-Dec** **2004**
RWE Power[1]	1,606	1,307	22.9	2,571
RWE Energy	1,769	1,672	5.8	2,927
RWE npower	260	356	-27.0	698
RWE Thames Water	924	947	-2.4	1,979
Other/consolidation	-120	183[2]	-165.6	225[2]
RWE Group	**4,439**	**4,465**	**-0.6**	**8,400**

1 Including RWE Trading.

2 Including RWE Umwelt (H1 2004: €98 million; fiscal 2004: €190 million) and Heidelberger Druckmaschinen (until the deconsolidation in May 2004: €96 million).

Operating result € million	**Jan-Jun** **2005**	**Jan-Jun** **2004**	**+/-** in %	**Jan-Dec** **2004**
RWE Power[1]	1,313	979	34.1	1,846
RWE Energy	1,451	1,347	7.7	2,192
RWE npower	210	308	-31.8	604
RWE Thames Water	619	650	-4.8	1,389
Other/consolidation	-138	-3[2]	-	-55[2]
RWE Group	**3,455**	**3,281**	**5.3**	**5,976**

1 Including RWE Trading.

2 Including RWE Umwelt (H1 2004: €35 million; fiscal 2004: €76 million) and Heidelberger Druckmaschinen (until the deconsolidation in May 2004: €34 million).

In the first six months, we benefited yet again from the mounting earning power of our Continental European energy business. RWE Power's electricity generation business achieved the strongest organic result growth. This was primarily due to the favourable development on the electricity wholesale market, which, however, was contrasted by the rise in the cost of fuels. RWE Trading, now subsumed under RWE Power, closed the reporting period with an operating result that was clearly up year-on-year owing to markedly improved income from the UK electricity and gas business. In sum,

RWE Power grew its operating result by 34%. But this figure cannot be extrapolated for the year as a whole, since trading results usually fluctuate and we will be doing far-reaching power plant maintenance work in the second half of the year. RWE Energy improved its operating result predominantly by achieving further cost savings and through higher margins in the Central Eastern European electricity and gas sales business. Net of deconsolidation and currency effects as well as the aforementioned change in accounting, the operating result posted by RWE Thames Water was 6% up on the corresponding period last year. Organic growth resulted primarily from tariff increases in the UK and US.
RWE npower was faced with significant charges stemming from the increase in fuel costs and a shortfall of allocated emissions allowances. Additional price-induced income earned in the end customer business was unable to offset this.

For a detailed commentary on the earnings trend by division, please turn to pages 21 to 32.

Net income improved by 5%

The reconciliation to the RWE Group's net income reflects our positive organic development as well as the continued improvement of our financial result. In contrast, the non-operating result decreased considerably.

Non-operating result € million	Jan–Jun **2005**	Jan–Jun **2004**	+/– € million	Jan–Dec **2004**
Capital gains	198	549	-351	678
Impairment losses	0	0	0	-492
Restructuring/other	-205	-149	-56	258
Non-operating result	**-7**	400	**-407**	444

The non-operating result declined by €407 million to -€7 million. Changes break down as follows:

- Capital gains amounted to €198 million—down €351 million year-on-year. The prior year figure still includes the contribution to the non-operating result from the sale of the third tranche of our stake in US-based CONSOL Energy (€220 million) and of the majority of our 50% interest in Heidelberger Druckmaschinen (€200 million). In the period under review, we recorded book gains above all from the sale of our 20% stake in Stadtwerke Düsseldorf, as well as of real estate.
- As in the first half of 2004, no impairment losses were recognized in the reporting period.
- Items grouped under the "Restructuring/other" line item decreased by a total of €56 million to -€205 million, despite markedly lower provisions. As explained in the interim report on the first quarter, changes in the IAS 39 accounting standard mandated a revaluation of RWE Trading's derivative transactions. This reduced our non-operating result by €62 million. The non-operating result was also affected by long-term UK gas purchasing agreements, which are now accounted for at market value. In the first half of 2005, this adjustment led to an additional charge of -€248 million. Furthermore, the non-operating result was affected by income from the change in nuclear provisions. This income decreased to €79 million from €389 million in the same period last year.

Financial result € million	**Jan–Jun 2005**	**Jan–Jun 2004**	+/– in %	**Jan–Dec 2004**
Interest income	584	550	6.2	1,117
Interest cost	-1,057	-1,113	5.0	-2,247
Net interest	**-473**	**-563**	**16.0**	**-1,130**
Interest accretion to long-term provisions	-604	-666	9.3	-1,327
Other financial result	83	-52	259.6	-28
Financial result	**-994**	**-1,281**	**22.4**	**-2,485**

The financial result was improved by €287 million, or 22 %, to -€994 million. The continued reduction in debt had a positive effect on net interest. In addition, long-term provisions declined, which also reduced the associated interest accretion. This was partially due to the deconsolidation of Heidelberger Druckmaschinen and RWE Umwelt. The rise in the financial result also stems from the clear improvement in earnings in asset management.

Reconciliation to net income		**Jan–Jun 2005**	**Jan–Jun 2004**	+/– in %	**Jan–Dec 2004**
Operating result	€ million	**3,455**	**3,281**	**5.3**	**5,976**
Non-operating result	€ million	-7	400	-101.8	444
Financial result	€ million	-994	-1,281	22.4	-2,485
Income before tax	€ million	**2,454**	**2,400**	**2.3**	**3,935**
Taxes on income	€ million	-841	-866	2.9	-1,521
Income after tax	€ million	**1,613**	**1,534**	**5.1**	**2,414**
Minority interest	€ million	186	177	5.1	277
Net income*	€ million	**1,427**	**1,357**	**5.2**	**2,137**
Earnings per share	€	**2.54**	**2.41**	**5.4**	**3.80**
Effective tax rate	%	**34**	**36**	**-5.6**	**39**

* RWE shareholders' share in income.

Income before tax amounted to €2,454 million, beating last year's figure by 2 %. Income after tax rose 5 % to €1,613 million. This is largely the result of the drop in the effective tax rate from 36 % to 34 %. The decline stems from the fact that we were able to make use of tax loss carryforwards in the RWE AG tax group, which had not been capitalized. Lower tax-free capital gains had a counteractive effect. The minority interest increased by €9 million to €186 million. This was due in part to the deconsolidation of the Heidelberg Group, which closed the same period last year with a net loss.

In total, this resulted in €1,427 million in net income. This figure was 5 % up year-on-year. Corresponding earnings per share rose from €2.41 to €2.54.

Cost-cutting programmes: €80 million saved in the first half

We want to reduce annual costs by €680 million by the end of 2006 within the scope of two ongoing programmes. €500 million are allocable to measures taken to reorganize the RWE Group. Launched in October 2003, this programme focuses on the German energy business, our water activities, and IT. We had already achieved €150 million in savings by the end of 2004. With the second programme, we intend to capitalize on synergies from the large-scale acquisitions made in the last few years. By the end of fiscal 2004, we had already achieved half of the target volume of €180 million. This year, we want to cut costs by €210 million through the two programmes. We realized €80 million of this target in the period under review. The bulk of the measures for 2005 will take effect in the second half of the year.

Ongoing cost-cutting programmes € million	**2002**	**2003**	**2004**	**2005**	**2006**	**Target**
Reorganization			150	160	190	500
Acquisition synergies	60		30	50	40	180

Capital expenditure down year-on-year after sale of companies

Capital spending in the first half of the year totaled €1,437 million. This was 12 % less than in the first half of last year. Capital expenditure on property, plant and equipment decreased by €109 million, or 8 %, to €1,339 million. This was largely due to one-off effects, including the deconsolidation of Heidelberger Druckmaschinen (–€53 million) and RWE Umwelt (–€39 million). Furthermore, spending in major parts of the water business outside RWE's core regions is no longer included in capital expenditure (–€24 million) owing to changes in accounting policies. Currency effects also contributed to the decline (–€18 million). Net of all non-operating effects, capital expenditure on property, plant and equipment was up 2 %. Additional capital was spent primarily by RWE Power. The single most important project was the construction of two gas topping turbines with which we intend to improve the efficiency of the lignite-fired plant at our Weisweiler site. Further funds were earmarked for RWE Dea's development of the Mittelplate North Sea oilfield. RWE Thames Water spent less capital. This was due to delayed investments in the regulated UK water business.

Capital expenditure € million	**Jan–Jun 2005**	**Jan–Jun 2004**	**+/– in %**	**Jan–Dec 2004**
RWE Power[1]	383	297	29.0	681
RWE Energy	367	350	4.9	1,024
RWE npower	72	61	18.0	166
RWE Thames Water	594	697	–14.8	1,531
Other/consolidation	21	225[2]	–90.7	335[2]
RWE Group	**1,437**	**1,630**	**–11.8**	**3,737**
Capital expenditure on property, plant and equipment	1,339	1,448	–7.5	3,429
Capital expenditure on financial assets	98	182	–46.2	308

1 Including RWE Trading.

2 Including RWE Umwelt (H1 2004: €87 million; fiscal 2004: €156 million) and Heidelberger Druckmaschinen (until the deconsolidation in May 2004: €70 million).

Capital expenditure on financial assets totaled €98 million. It was €84 million, or 46 %, down on the level achieved in the first half of 2004, which was already low. Once again, this decline was also a result of the deconsolidation of RWE Umwelt and Heidelberger Druckmaschinen. These companies spent €48 million and €17 million on acquisitions in the same period last year, respectively. Excluding these one-off effects, capital expenditure on financial assets only dropped marginally. The single most important project in 2005 was RWE Energy's increase in its stake in the Polish electric utility STOEN from 85 % to nearly 100 % (+€51 million).

Cash flow statement—key figures

We generated €2,965 million in cash flows from operating activities in the first half of 2005. Despite the deconsolidation of Heidelberger Druckmaschinen (-€313 million), this figure was 31 % higher than in the first half of last year. This was chiefly due to the positive effects felt by working capital. Trade accounts payable were reduced to a lower degree compared with last year's corresponding period. Since working capital is typically very volatile, the current rise in cash flows should not be taken as an indicator for the development of this key figure over the year as a whole. Capital expenditure exceeded proceeds from the sale of companies and asset disposals. On balance, this resulted in a cash flow of -€1,123 million. In the first half of 2004, proceeds from divestments and asset disposals were slightly higher than capital expenditure. Cash flows from financing activities totaled €1,571 million. This is the amount by which payments and distributions exceeded the issuance of new debt.

Cash flows from operating activities, minus capital expenditure on property, plant and equipment, results in free cash flow. This figure doubled to €1,626 million. In addition to the markedly improved cash flows from operating activities, lower capital expenditure on property, plant and equipment had an effect in this regard. Our current free cash flow cannot be extrapolated for the full year. Capital expenditure on property, plant and equipment in the first half of the fiscal year is normally low.

Cash flow statement* € million	**Jan–Jun 2005**	**Jan–Jun 2004**	**+/– in %**	**Jan–Dec 2004**
Cash flows from operating activities	2,965	2,257	31.4	4,928
Change in working capital	468	-658	171.1	-623
Cash flows from investing activities	-1,123	98	-	-1,574
Cash flows from financing activities	-1,571	-2,321	32.3	-4,009
Effect of changes in currency exchange rates and other changes in value on cash and cash equivalents	26	24	8.3	-
Total net changes in cash and cash equivalents	**297**	**58**	**412.1**	**-655**
Cash flows from operating activities	2,965	2,257	31.4	4,928
Minus capital expenditure on property, plant and equipment and intangible assets	-1,339	-1,448	7.5	-3,429
Free cash flow	**1,626**	**809**	**101.0**	**1,499**

* Please turn to page 36 for a complete cash flow statement.

Net financial debt down year-on-year despite negative currency effects

As of June 30, 2005, net financial debt totaled €12.0 billion. Over the course of the second quarter, net financial debt increased by €0.4 billion. This was mainly due to the fact that we paid €1.0 billion in dividends in the second quarter. Compared with the end of 2004, net financial debt decreased by €0.4 billion. The main driver was our strong free cash flow (€1.6 billion). In addition, we benefited from the increased market value of securities held under asset management (€174 million). Further impacts were felt from proceeds from divestments (€251 million) and deconsolidations (€177 million). Conversely, besides the distributions, changes in foreign exchange rates had a strong debt-increasing effect (€0.9 billion). As of June 30, 2005, the euro was down on the US dollar and the pound Sterling compared to the end of 2004. Effective June 30, 2005, the key currency exchange rates were US$1.21/€ and £0.67/€, as compared to US$1.36/€ and £0.71/€ as of December 31, 2004. Financial derivatives, which we use to hedge liabilities against currency exchange and interest rate effects, had a market value of €1.6 billion as of the end of the period under review. However, derivatives are not taken into account in net financial debt.

Net financial debt € million	**06/30/05**	**12/31/04**	**+/-** in %
Cash and cash equivalents	1,823	1,526	19.5
Marketable securities	12,104	12,049	0.5
Other financial assets	2,871	1,423	101.8
Gross financial assets	**16,798**	**14,998**	**12.0**
Bonds, notes payable, bank debt and commercial papers	25,347	24,882	1.9
Other financial debt	3,436	2,501	37.4
Gross financial debt	**28,783**	**27,383**	**5.1**
Net financial debt	**11,985**	**12,385**	**-3.2**

The ratio of EBITDA to net interest, which is a key credit rating indicator in controlling our debt, was 9.4 in the reporting period. We expect this ratio to be close to 9 for the year as a whole.

Workforce in FTE[1]	**06/30/05**	**12/31/04**	**+/-** in %
RWE Power[2]	18,916	18,792	0.7
RWE Energy	38,394	39,861	-3.7
RWE npower	9,956	9,555	4.2
RWE Thames Water	16,097	16,051	0.3
Other	3,177	13,518[3]	-76.5
RWE Group	**86,540**	**97,777**	**-11.5**
Germany	44,262	55,407	-20.1
Outside Germany	42,278	42,370	-0.2

1 Full time equivalent (1 FTE = 1 full-time position).

2 Including RWE Trading.

3 Including RWE Umwelt (10,408 FTE).

Employee headcount slightly up net of divestments

As of June 30, 2005, the RWE Group employed 86,540 people (full time equivalent), 42,278, or about half (49 %) of which worked outside of Germany. The workforce decreased by 11,237 employees, or 11 %, vis-à-vis December 31, 2004. The single largest effect came from the deconsolidation of RWE Umwelt (–10,408). The sale of some of RWE Solutions' peripheral activities (–1,379) led to a personnel reduction at RWE Energy. All in all, our labour force shrank by 11,924 people due to consolidation effects. Net of these effects, the workforce expanded by 687 employees, or 0.8 %. The German headcount grew by 0.4 %, or 188 staff members, net of special effects.

Research and development: focus on efficiency improvements and emissions reductions

In the first half of 2005, we spent €18 million in capital on research and development. This was far less than in the first half of last year, which still included Heidelberger Druckmaschinen. Process innovations are the focal point of our core businesses in the fields of energy and water. We conduct most of our R&D projects in cooperation with external partners from the fields of industry and research, which means that these activities are often only partially reflected in our own expense figures.

One of the focal points of our R&D work in the field of power production consists of projects to improve efficiency. Centre stage is taken by the development of lignite drying methods on a large scale. Moreover, we are looking into ways to further reduce emissions from electricity generation operations, running the gamut from the use of novel power plant technology to the compression and underground storage of CO_2. In the fields of electricity and gas transmission and distribution, our sights are set on new status-assessment and maintenance-scheduling methods for grids as well as procedures for the optimization of network operations. In the water sector, we are concentrating on reliably and efficiently supplying our customers with high-quality water and wastewater management services through the use of innovative technologies. RWE Thames Water is developing methods to reduce sewage sludge production in wastewater treatment plants and is testing new techniques for maintaining water pipe networks.

Major events

In the period under review:

New energy act enters into force

In June, the German Lower and Upper Houses passed the amendment to the German Energy Act. The new German Energy Act became effective on July 13. It establishes the statutory framework for the German energy supply sector and is designed to increase transparency and competition on the electricity and gas markets.

The key issue in the act relates to the introduction of regulatory authorities responsible for monitoring grid access as well as electricity and gas grid fees. Grid operators with fewer than 100,000 customers are subject to control by state regulators, which however, can delegate this task to the regulator responsible at the federal level, the German Federal Network Agency. Grid fees must be approved before they are charged (ex ante). The first round of applications for fee approvals will be sent to the regulator by the end of October 2005 (electricity) and by the end of January 2006 (gas). The regulatory authorities then have six months in which to conduct the approval process. Grid fees for existing infra-

structure will continue to be calculated according to the regulatory current cost accounting method in the future as well. Conversely, investments in new facilities will be subject to historic cost accounting from 2006 onwards. The cost pass-through calculation method currently in use is to be replaced by incentive-based regulation from 2007 onwards. The German Federal Network Agency is responsible for submitting a proposal, within a year from the entry into force of the new Energy Act, for an incentive-based regulatory system for subsequent translation into a directive. The legislator also plans to simplify the gas grid access model. Details of importance regarding competition on the gas market will be determined in the next months. Household and small commercial customer electricity prices will no longer be subject to approval from the middle of 2007 onwards. Basic supply will then exclusively fall under the scope of responsibility of the general antitrust authority.

Overall, the entry into force of the German Energy Act will have an adverse effect on the earnings situation of our grid business. We expect to see the first tangible negative impact on revenue from the calculation of grid fees in 2006. The new rules will cause the fees paid for the usage of network infrastructure to drop. However, grid users will be burdened primarily by the state subsidy of combined heat and power generation and renewables-based energy. Due to these two effects, RWE's grid fees will experience declines and—in certain cases—increases, depending on the region and voltage level in question. We aim to—for the most part—offset the negative effects stemming from the German Energy Act in fiscal 2006 by taking additional measures to cut costs and enhance efficiency throughout the RWE Energy Division. It is currently impossible to predict the negative effect the German Energy Act will have in 2007. This will depend to a considerable degree on the terms of the incentive-based regulation sytem.

RWE Power receives approval for new lignite power station

At the end of June, the Düsseldorf regional administration gave RWE Power a permit under pollutant avoidance law for the construction and operation of a new lignite power plant at the Neurath site. A 2,100 MW lignite-fired dual unit with optimized efficiency was approved. We anticipate making the final decision on the construction of the new plant in autumn 2005. The facility is part of a programme to modernize our power plant portfolio, aiming to enhance efficiency and reduce CO_2 emissions. €2.2 billion in investment capital has been earmarked for the dual unit. The new power plant could take up commercial operation in early 2010.

RWE simplifies gas transmission grid usage

At the end of April 2005, we introduced RWE EESy, a new entry-exit system for our 6,800-kilometre-long gas transmission grid in Germany. RWE EESy replaces the customized, distance-dependent point-to-point contracts, providing customers with transparent grid access at little transaction cost. By making active use of gas trading products, the system can be limited to a few zones. This will make it more attractive to traders and expand the range of products and services offered to industrial and municipal gas customers. RWE generally does not require additional capacity checks prior to transmission. By virtue of the new system, RWE already complies with the new Energy Act to a considerable extent.

Alwin Fitting is RWE AG's new Labour Director
At the end of June, the Supervisory Board of RWE AG appointed Alwin Fitting to its Executive Board as the company's new Labour Director. Fitting was RWE Power's labour director before his new post. He has been in charge of RWE AG's personnel operations since August 1, 2005. Fitting took on this task from Jan Zilius, who had performed it in the interim following his appointment as CEO of RWE Power. Jan Zilius stays on as Executive Vice-President of RWE AG.

Outlook for 2005

Economic development and energy consumption on RWE's core markets
Although the world economy will grow at a slower pace than in 2004, a major slowdown does not seem likely at present. Eurozone economies will expand only moderately compared with other industrialized nations. Economic research institutes anticipate that Germany's gross domestic product will grow by a mere 0.7 %. The United Kingdom is expected to feel the adverse effects of a tighter monetary policy, although growth forecasts have the UK posting stronger growth than the Eurozone. This also holds true for EU countries in Central Eastern Europe. The USA's economy could lose steam compared with 2004 owing to slackening fiscal stimuli and lower consumer spending. However, the US economy is expected to remain robust.

The European economy's loss in momentum is likely to cause a slowdown in the growth of electricity and gas consumption. Weather influences, which led to a moderate rise in volume in the first quarter, could also become a factor for the remainder of the year. On the whole, we expect that Germany and the UK will only experience a slight increase in energy consumption. Since the economies of Central Eastern Europe are experiencing a reduction in growth rates, consumption is not likely to rise significantly in that region, either.

High fuel costs and emissions trading characterize electricity price trend
We anticipate fuel costs remaining high until the end of 2005. In light of the rapidly mounting need for fuel in newly industrializing countries and persistently scarce oil production and refining capacities, it is unlikely that the situation on the oil market will ease up over the long term. As a result, gas prices should also remain high, since they reflect developments on the oil market with a lag of about six months. Hard coal prices on the European spot market stabilized at around €60 per tonne of coal equivalent (tce) in the last few months, following an all-time high of €75 per tce in mid-2004. Against the backdrop of freight rates, which slipped again recently, it is unlikely that prices will increase significantly through the end of the year. But prices set by the German Federal Office for Economic and Export Control (BAFA) for coal in Germany are likely to exceed the 2004 average of €55/tce. This is due to the fact that they track spot prices with a delay of several months.

The commencement of the CO_2 emissions trading system adds a significant cost factor to the power generation business. Certificate prices on the European EEX energy exchange rose from €8.39 at the beginning of the year to a record high of €29.30 per metric tonne of CO_2 at the beginning of July. They have declined considerably since then. But we do not expect them to fall substantially below the present level of about €20 in the months ahead.

Power production costs are thus expected to rise above last year's level, which was already high. This is also reflected in the price trend. During the first half of the year, electricity prices rose predominantly as a result of the increase in the price of CO_2 certificates. However—in common with the emissions trading market—the situation on the electricity market has recently calmed down somewhat. At the beginning of August, one-year forward prices for 2006 in Germany were about €42 per megawatt hour for base-load power, having eclipsed the €45 mark in July. Forward contracts in the UK have also recently become cheaper. It is currently unlikely that prices on Europe's electricity markets will continue to decline, not least because power plant capacity is becoming scarcer.

Slight decline in Group revenue due to divestments

Group revenue is expected to drop slightly below the €42.1 billion achieved in 2004. These and the following prognoses are based on assumed exchange rates of US$ 1.30/€ and £0.70/€ in 2005. The decline is principally due to the deconsolidation of RWE Umwelt, Heidelberger Druckmaschinen, Turbogas/Portugen and of some of the peripheral activities of RWE Solutions. In addition, revenue will be eliminated as a result of the change in the balance sheet treatment of parts of our water business. The aforementioned effects should reduce revenue by a total of approximately €4 billion. Net of this impact as well as currency effects, revenue is expected to post a single-digit percentage rise. We anticipate organic growth coming primarily from our Continental European electricity and gas sales operations.

Positive earnings trend expected to continue

We largely confirm the earnings forecast we published in May and believe we stand a good chance of increasing the Group's operating result. Excluding the aforementioned one-off and currency effects, we expect to grow our operating result by a single digit percentage. The increase in energy prices in Continental Europe and higher tariffs in the regulated UK and US water businesses are expected to be the main drivers. In addition, we plan to cut costs by €210 million within the scope of our two ongoing programmes. Conversely, higher hard coal prices and a shortfall of CO_2 allowances will dampen earnings.

We anticipate that EBITDA excluding one-off and currency effects will close the fiscal year on par with the last one. The deviation from the development of the operating result is in part due to the fact that we expect depreciation to decrease. In addition, EBITDA does not include income from investments, which will probably improve even more.

Our forecast for the operating result by division:

We expect **RWE Power** to have increased its operating result even more by the end of the year. This prognosis is based on RWE Power including RWE Trading for both 2004 and 2005. We expect this business to post a single-digit percent gain in its operating result. We anticipate RWE Trading recording a considerable increase in its operating result primarily due to the marked improvement in electricity and gas earnings in the UK. But RWE Power will close the fiscal year up on the last one even without the trading activities. This growth will be largely driven by the Power Generation Business Unit, which we expect will post an increase of between 10% and 15% excluding RWE Trading. This will be primarily due to increases in wholesale prices. We have sold forward nearly our entire electricity output for 2005. A counteractive effect will arise from higher hard coal prices, which should result in an additional cost of roughly €150 million. Further added costs will stem from a comprehensive

maintenance programme that we intend to implement in our power stations in the current fiscal year. We now expect RWE Dea to close the fiscal year at least on par with the last one. We had initially anticipated a slight decline. We improved our outlook due to the sustained price boom on the oil markets. However, we will not be able to fully capitalize on this due to the oil price hedges we have concluded. Thanks to the positive effect of oil prices, we should be able to offset negative factors such as the decline in production volume as well as higher exploration and production costs. We expect Harpen to close the financial year with an operating result clearly below last year's level. The development of the earnings situation in the distributed energy supply and real estate businesses was much weaker than initially assumed.

We expect the operating result posted by **RWE Energy** to be slightly up on last year's level. Savings and synergies within the framework of the Group's reorganization will have a positive impact on our earnings situation. Furthermore, the moderate improvement in margins in the Continental European energy business—above all at our regional companies in Central Eastern Europe—should have a positive impact as well. We do not anticipate the regulation of the German electricity and gas markets having a significant influence this year (see commentary on pages 13 and 14). The amendment to the German Renewable Energy Act will have a negative impact. It will cause a rise in expenses incurred by RWE for the short-term provision of electricity to offset fluctuations in power fed into the grid from wind farms.

We anticipate **RWE npower's** operating result closing the fiscal year markedly down on the last one. The weak earnings trend is mainly attributable to the generation business. It has to cope with substantial additional costs resulting from the increase in fuel prices as well as the insufficient allocation of emissions allowances, but will be able to benefit from higher wholesale electricity prices only to a limited extent. This is because, in the past, RWE npower sold forward part of its electricity output at market prices prevailing at the time, which are much lower than current market prices. All of these contracts will have expired by the end of 2006. However, we believe we will be able to continue improving the earnings situation of our sales operations. Furthermore, the synergy project carried out in cooperation with RWE Thames Water will make an increasing contribution to the operating result. Positive effects will also be felt from the expansion of our renewables-based electricity generation. The forecast we published in May envisioned RWE npower's operating result declining by up to 30 %. However, it was based on prices for CO_2 emissions allowances which were far below the current market level. Therefore, the operating result is at risk of deteriorating even more. Although RWE npower continues to be adversely affected by the shortfall of CO_2 emissions allowances, its earnings situation is expected to post a marked improvement in 2007.

RWE Thames Water is expected to post a single-digit percent increase in its operating result. The key factor will be tariff increases in the UK, which we were allowed to introduce from the beginning of the new five-year regulatory period on April 1, 2005 onwards. Furthermore, we will benefit from cost reductions. We anticipate that American Water will increase its operating result on the back of tariff increases and efficiency enhancements. In dollar terms, we believe that American Water will be able to grow its operating result by a low double-digit percentage.

Net income expected to post single-digit growth

We expect the Group to post a single-digit percent rise in net income. Our non-operating result is likely to fall significantly shy of last year's figure (€ 444 million). This prognosis is based on the assump-

tion that capital gains will decrease considerably. Furthermore, the adjustment of nuclear provisions is anticipated to produce far less income, which we currently expect will be in the order of magnitude of €200–300 million as compared to €717 million in 2004. The revaluation of RWE Trading's long-term gas purchasing agreements in connection with the IAS 39 accounting standard mentioned previously (see page 8) will have a very negative effect. We expect our financial result to record a further improvement. This will reflect the drop in debt as well as the considerable rise in income from asset management. Furthermore, the absence of one-off charges in connection with the bond buybacks implemented in 2004 should have a positive effect. Moreover, long-term provisions and their associated interest cost will decline. Our effective tax rate will be higher than in the first quarter (29 %), but will remain below last year's level (39 %). We do not expect the minority interest to change significantly compared with 2004.

Rise in capital expenditure on property, plant and equipment planned

Despite deconsolidations, we will increase capital expenditure on property, plant and equipment this financial year. Spending will focus on measures to modernize our German and UK power plant portfolios. We anticipate capital expenditure of the order of €4 billion. No major acquisitions are planned at present.

Net financial debt and financing

By the end of 2005, net financial debt is anticipated to have fallen below last year's level (€12.4 billion). Drivers in addition to the expected positive free cash flow will include deconsolidations and proceeds from divestments.

We use various instruments to secure the Group's future financing. Centre stage is taken by our €20 billion debt issuance programme as well as our US$ 5 billion commercial paper programme. One of the instruments used as a liquidity reserve is our €4 billion syndicated credit line. We continue to make use of local credit and capital markets to cover our foreign subsidiaries' financing needs and comply with regulatory requirements. Here we benefit from the high credit ratings we receive from leading rating agencies. We redeemed €1.0 billion in capital market debt in the first half of the year. Another €0.2 billion in capital market debt will come due before the end of the year.

Expenditure on research and development net of consolidations to match last year's level

Spending on research and development will fall shy of the level achieved in 2004 (€114 million), which included the Heidelberg Group's figures until May. Net of this effect, however, capital expenditure in this area will not change significantly. Since, in line with the investment cycles typical of our branch of industry, major projects are very long term in nature, there will not be a change in key developments this year (see page 13). Our R&D activities currently focus on improving efficiency and reducing emissions in our power generation business.

Employee headcount down due to divestments

The deconsolidation of RWE Umwelt has caused the RWE Group's workforce to decrease considerably since the beginning of the year. We expect our labour force to fall slightly from its current level (86,540 employees) by year-end owing to additional minor divestments.

Risk management

Our operations are exposed to a number of risks that are inseparably associated with entrepreneurial activity. We record, assess, control and monitor risks via our Group-wide risk management system. At the same time, existing opportunities are monitored within the scope of our planning and controlling process with a view to identifying and taking advantage of resulting earnings potential.

Risks are evaluated according to their damage potential and probability of occurrence and aggregated at the divisional, business unit and Group levels. Here, a risk's damage potential is defined against reference variables, i.e. the operating result and equity of the business unit concerned or the Group as a whole. We can thus ensure a systematic and uniform analysis of our current risk situation throughout the Group, on the basis of which specific risk-control initiatives can be developed for the business units concerned.

The following is an overview of major risks and opportunities:

Changes in the price of commodities: Results achieved by our electricity business are significantly influenced by the development of market prices of electricity and fossil fuels, i.e., hard coal and gas, as well as of CO_2 certificates. This can result in earnings risks and profit opportunities. We determine ensuing price risks on purchasing and sales markets using special evaluation models, while taking current forward prices and expected price volatility into account. We also use financial derivatives to mitigate risks associated with sales and procurement. Additional risks and opportunities arise from our oil and gas production operations. Unexpected disadvantageous changes in price are minimized through the strategic use of derivative hedges as well as the reduction of production and development costs.

Our electricity and gas businesses face the price and sales risks as well as marketing opportunities resulting from the **deregulation of electricity and gas markets**. We address these risks with differentiated pricing strategies and marketing policies as well as with rigorous measures to cut costs.

Our **trading activities** are principally designed to mitigate earnings risks stemming from price fluctuations on energy markets by hedging future prices of energy sources. This leads to risks from major unexpected price fluctuations as well as credit risks in the event that trading partners fail to fulfill their contractual obligations. We manage these risks via a systematic risk management system that determines specific risk benchmarks for market and credit risks on a daily basis.

Regulatory risks: Exposure to the constant change in the political, legal and social environment can be expected to have an impact on earnings. Tangible earnings risks in the grid business due to the regulation of the electricity and gas sectors in Germany following the entry into force of the German Energy Act on July 13, 2005 (cf. pages 13 and 14) are expected to arise starting in 2006.

Lignite and hard coal power plants account for a significant portion of our electricity generation portfolio. This represents a considerable risk due to the introduction of the EU-wide **greenhouse gas emissions trading system**. Risks can arise from changes made to the allocation rules and emissions budgets for the second trading period (2008–2012) by the legislator. We will continue to reduce specific CO_2 emissions and make our overall portfolio more flexible by investing in power plants in the future.

Operating risks: We operate technologically complex and interconnected production plants along our value chain. Earnings risks can arise from uninsured damage to our lignite mining equipment, production plants, or power plant components. Risks associated with possible downtimes caused by the aging of components in our power stations will increase. Related earnings risks have risen in light of the increase in electricity prices. We address them through high safety standards as well as regular audits, maintenance and repair work.

Legal risks: Based on risks associated with official approvals for our opencast mines and power plants, reductions in the delivery of raw materials and the generation of electricity could arise. This risk will be prevented as much as possible through the careful preparation and monitoring of our applications for approval.

Changes in prices in the finance sector: Within the scope of our operations, we are also exposed to interest-rate, currency, credit and share-price fluctuation risks. Due to the Group's international presence, currency risk management is very important. The British pound and the US dollar are our major foreign currencies, because RWE conducts sizeable operations in these economic regions and fuel prices are quoted in these currencies. Group companies in foreign currency zones are generally obliged to hedge all local currency risks via the Group's holding company, RWE AG. The parent company determines the net financial position for each currency and hedges it with external market partners if necessary. Interest rate management is also ascribed significant importance. We limit interest rate fluctuations from the Group's accounts receivable and payable. Negative changes in value caused by unexpected interest-rate movements are hedged with non-derivative and derivative financial transactions.

We mitigate **credit risks** by performing transactions within set limits only with banks and business partners of good credit standing and through appropriate cash collateral. In addition, credit insurance policies and bank guarantees are concluded to further limit credit risk.

We have included additional information on our risk management system in our 2004 annual report.

Forward-looking statements

This report contains forward-looking statements regarding the future development of the RWE Group and its companies as well as economic and political developments. These statements are assessments that we made based on information available to us at the time this document was prepared. In the event that the underlying assumptions do not materialize or additional risks arise, actual performance can deviate from the performance expected at present. Therefore, we cannot assume responsibility for the correctness of these statements.

RWE Power

- Operating result net of one-off effects posts strong growth
- Electricity market still characterized by high fuel costs and CO_2 prices

Development of wholesale electricity spot prices in Germany
€ per MWh



Peak load
Base load
70
60
50
40
30
20
Jan
Year traded: 2003
Dec
Jan
Year traded: 2004
Dec
Jan
Year traded: 2005
Dec

Development of one year forward wholesale electricity prices in Germany
€ per MWh



Peak load
Base load
70
60
50
40
30
20
Forwards for deliveries in 2004
Forwards for deliveries in 2005
Forwards for deliveries in 2006
Jan
Year traded: 2003
Dec
Jan
Year traded: 2004
Dec
Jan
Year traded: 2005
Dec

Electricity prices on the German wholesale market increased considerably during the first half of the year. As in other European countries, they were thus significantly higher on average than they were in the first half of 2004. Prices for power supplies traded on the short-term spot market were up by 46 % to €40.01 per MWh of base-load electricity and by 45 % to €47.33 per MWh of peak-load electricity. This was mainly due to burdens from the introduction of the CO_2 emissions trading system. Furthermore, the dry weather in Southern Europe reduced the availability of hydroelectric power plants. This shortfall had to be compensated for by more expensive thermal electricity generation. Another consequence of this was the growth in German power exports to France.

The development of prices on the forward markets is of pivotal importance to RWE Power since we sell nearly all the electricity we produce one or several years in advance. Prices on this market advanced as well, albeit marginally. In the first half of 2005, 2006 forward contracts were traded at an average of €36.93/MWh (base load) and €50.12/MWh (peak load). This represents an increase of 13 % and 3 %, respectively, over comparable contracts in the same period last year. The most recent boom on the forward markets will not affect our electricity revenue until 2006 and 2007. Forward contracts concluded in the last few years for 2005 are relevant for our current revenue situation, prices of which were also showing a positive trend.

The most recent developments on electricity markets were significantly marked by emissions trading. During the first half of the year, CO_2 prices on the European EEX energy exchange tripled from €8.39 to €25.23 per metric tonne. This was due to the substantial rise in the price of gas supplies in the UK, which triggered a shift of electricity generation to higher-emissions hard coal power plants. Market participants thus expected CO_2 certificates to become increasingly scarce. In addition, they saw their fears confirmed by the EU's restraint in approving the UK, Polish and Czech national allocation plans.

Due to the influence it has on the gas market, **the price trend on the world crude oil market** also caused electricity prices to increase. Brent crude experienced a continued significant increase in prices over the course of the first six months. In June, they achieved record highs just below the US$ 60 per barrel mark. Averaged over the first half of the year, a barrel of Brent crude traded for US$ 49. This is a 48 % increase over the corresponding period in 2004 and 92 % higher than the last ten-year average. Price momentum was ignited by the increase in demand from Asia, which was contrasted by a scarcity of production capacity in oil-producing countries. European **natural gas prices** also posted a steep rise. They track oil prices with a lag of several months via clauses included in supply agreements that are typical of this sector. In the first half of 2005, RWE Dea was able to sell gas at prices that were an average of 20 % higher than in the same period last year.

RWE Power[1]		Jan–Jun 2005	Jan–Jun 2004	+/- in %	Jan–Dec 2004
Electricity production[2]	billion kWh	93.1	99.3	-6.2	202.6
External electricity sales volume	billion kWh	48.3	35.6	35.7	99.4
RWE Trading	billion kWh	41.6	27.1	53.5	79.8
External revenue	€ million	3,311	2,537	30.5	6,741
RWE Trading	€ million	1,945	1,097	77.3	3,822
EBITDA	€ million	1,606	1,307	22.9	2,571
Operating result	€ million	1,313	979	34.1	1,846
Capital expenditure	€ million	383	297	29.0	681
Property, plant and equipment	€ million	383	291	31.6	666
Financial assets	€ million	0	6	-100.0	15
		06/30/05	**12/31/04**	**+/-** in %	
Workforce	FTE[3]	18,916	18,792	0.7	

1 Including RWE Trading.

2 Including electricity from power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements.

3 Full time equivalent (1 FTE = 1 full-time position).

RWE Power's **electricity production** totaled 93.1 billion kWh. This includes electricity generated from power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements. Generation was 6 % down year-on-year. This is due to the deconsolidation of the Portuguese power plant company Turbogas as well as the fact that we produced less energy from hard coal compared with last year owing to high CO_2 costs. As explained earlier on, figures reported for RWE Power have included RWE Trading figures since January 1, 2005. These two units combined accounted for 48.3 billion kWh in **external electricity sales**. RWE Trading accounted for 41.6 billion kWh of this and sold a substantial portion of our electricity production on the wholesale market.

RWE Dea decreased its **gas production** slightly. It amounted to 1,176 million m^3 and was thus 4 % down on the figure recorded in the corresponding period in 2004. We experienced production downtime in the UK. Moreover, there was a natural reduction in production as existing reserves were depleted, for which replacement capacity was not built up. RWE Dea decreased its **oil production** by 26 % to 2.3 million m^3. One of our Norwegian North Sea rigs experienced unscheduled stoppage in November 2004. Production only gradually picked up again in 2005. We ramped down production from a joint venture in Kazakhstan as planned. Furthermore, we recorded declines in production as existing reserves were exhausted.

RWE Power generated €3,311 million in **external revenue**—31 % more than in the same period last year. Our Power Generation Business Unit posted a 38 % rise in revenue, including contributions made by RWE Trading and Harpen. This was predominantly due to the increase in electricity revenue achieved by RWE Trading. Conversely, revenue was shed due to the deconsolidation of Turbogas/Portugen. RWE Dea grew revenue by 8 % despite a decline in production. This rise was driven by price increases on the oil and gas markets. However, their impact on revenue was somewhat buffered by changes in currency exchange rates.

RWE Power improved **EBITDA** by 23 % to €1,606 million. The **operating result** posted even stronger growth, rising 34 % to €1,313 million. The difference in growth was a result of lower depreciation and improved income from investments. Neither of these items is included in EBITDA. Rising wholesale electricity prices were the key factor to this organic growth and the marked improvement of the UK trading business. However, this cannot be extrapolated for the full year, since trading results usually fluctuate, and we will carry out comprehensive maintenance work on our power plants in the second half of the year.

RWE Power Business Units January–June € million	**Total revenue**		**External revenue**		**EBITDA**		**Operating result**	
	2005	***2004***	***2005***	***2004***	***2005***	***2004***	***2005***	***2004***
Power Generation*	5,939	4,790	2,625	1,900	1,320	1,013	1,089	771
RWE Dea	645	629	686	637	286	294	224	208
RWE Power	**6,584**	5,419	**3,311**	2,537	**1,606**	1,307	**1,313**	979

* Including RWE Trading and Harpen.

The following is a breakdown of the operating result by business unit:

- **Power Generation (including RWE Trading and Harpen):** The operating result recorded by this reporting unit improved by 41 %. After a weak first quarter, our trading activities closed the period under review markedly up on the same period last year. This was due to the improved income from the UK electricity and gas business. In the power generation business, we benefited from the price trend on the wholesale market. However, we incurred charges from the rise in fuel cost (–€170 million). In addition, the deconsolidation of Turbogas/Portugen subtracted €25 million from the operating result.

- **RWE Dea** recorded a slight decrease in EBITDA, but improved its operating result by 8 %. This was primarily due to higher income from investments and—in line with the decline in production—lower depreciation. RWE Dea's operating result was driven by the persistent rise in oil and gas prices, but we were unable to fully benefit from this owing to our oil price hedging transactions. The decrease in production and increase in production costs had a negative impact on earnings.

RWE Energy

- Operating result up 8 %
- Substantial revenue growth in the gas business

RWE Energy		Jan–Jun 2005	Jan–Jun 2004	+/– in %	Jan–Dec 2004
External electricity sales volume	billion kWh	76.6	77.2	-0.8	156.4
External gas sales volume	billion kWh	164.0	163.0	0.6	291.8
External revenue	€ million	12,465	11,390	9.4	22,450
Electricity[1]	€ million	7,153	6,441	11.1	12,975
Gas	€ million	4,045	3,425	18.1	6,210
EBITDA	€ million	1,769	1,672	5.8	2,927
Operating result	€ million	1,451	1,347	7.7	2,192
Capital expenditure	€ million	367	350	4.9	1,024
Property, plant and equipment	€ million	292	311	-6.1	947
Financial assets	€ million	75	39	92.3	77
		06/30/05	**12/31/04**	**+/–** in %	
Workforce	FTE[2]	38,394	39,861	-3.7	

1 Including €466 million in direct electricity taxes (H1 2004: €483 million; fiscal 2004: €947 million).

2 Full time equivalent (1 FTE = 1 full-time position).

Power consumption in Germany was slightly up. In the first half of 2005, it was 1 % higher than in the corresponding period last year. The reason for this was that low temperatures in February promoted the consumption of electricity for heating. Industrial operations failed to stimulate consumption considerably as the economy cooled. Our Central Eastern European markets experienced hardly any cyclical effects, either. Consumption in Hungary and Poland was only marginally above the level achieved in the first half of 2004, whereas in Slovakia, it advanced by 1 %.

Demand for natural gas experienced a similar trend, rising by 1 % in Germany. The weather had a slightly positive effect. Industrial enterprises recorded a marginal rise in natural gas consumption. Consumption stagnated in the Czech Republic, RWE Energy's second-largest gas market. Slightly weaker growth in the industrial sector had an impact.

The **electricity price** trend in the end customer and distributor segments reflected the rise in wholesale prices. Utilities lifted tariffs across customer segments owing to the significant rise in power procurement costs. Homes and small commercial customers saw electricity prices increase by an average of 4 % over the first half of 2004. Industrial enterprises were also charged 4 % more. Prices in the distributor segment rose by 7 %. Power procurement costs account for an especially high proportion of

the electricity prices in this customer segment. Electricity prices advanced even more in certain segments of our Central Eastern European markets. In Hungary, electricity tariffs are decided upon by a state authority. Small end customers saw prices advance by up to 8 %, while prices paid by industrial operations and distributors increased by up to 10 %. In Slovakia and Poland, average end consumer prices were up 5 % and 3.5 %, respectively.

Cross-border prices for natural gas track oil prices. On average, they were up some 30 % year-on-year. This had an impact on the German end customer business. Deliveries to household and industrial customers rose by an average of 8 % and 12 %, respectively. An independent regulator is in charge of determining gas prices on a quarterly basis in the Czech Republic. The regulatory authority largely looks to prices quoted on the world's oil markets and relevant exchange rates when setting prices. Gas prices in the Czech Republic were 11 % higher than in the corresponding period in 2004.

RWE Energy's **electricity sales** to outside customers totaled 76.6 billion kWh. This was roughly on par with the level achieved a year ago. In line with our margin-oriented sales policy, we lost customers in the industrial and distributor segments. On the other hand, we won new household and small commercial customers. The sales trend benefited from a change in the disclosure of the amount of electricity fed into our grid pursuant to the law for the promotion of renewables-based energy. Electricity volumes at our sales companies outside Germany showed a generally stable development.

At 164 billion kWh, **gas sales** were also essentially on par with the level achieved in the same period last year. Considerable growth was achieved by acquiring new customers on the Dutch gas market. In contrast, we lost customers in the distributor and industrial segments in Germany. However, thanks to positive weather effects in February, German gas sales remained virtually stable. Gas sales in the Czech Republic experienced a slight decline. High gas prices caused customers to be more economical in their use of gas, or to switch to an alternative fuel.

External revenue improved 9 % to €12.5 billion. Electricity revenue rose 11 %, primarily since procurement cost increases were passed through to sales prices. Regulatory price adjustments contributed to the rise in revenue in Hungary. We grew external gas revenue by 18 %. This improvement was in part driven by the fact that our supply agreements are linked to oil prices. In addition, we expanded our customer base in the Netherlands. We increased revenue in the Czech Republic owing to regulatory price adjustments. In addition, there was a currency effect from the rise of the Czech koruna. Our German regional companies also lifted tariffs as a result of the increase in gas procurement costs. Revenue generated by RWE Solutions was down considerably due to the sale of the transformer, power conditioning and mechatronics units.

RWE Energy Business Units January–June € million	External revenue		EBITDA		Operating result	
	2005	2004	2005	2004	2005	2004
German regions	7,872	6,946	1,104	1,079	939	899
Northern	2,119	1,928	231	229	202	199
Central	2,788	2,444	383	387	360	359
Eastern	1,537	1,408	254	240	175	157
Western	219	191	42	42	46	44
Southwestern	768	637	128	125	106	101
Southern	441	338	66	56	50	39
International regions	2,086	1,759	271	252	217	204
RWE Solutions	896	1,361	5	33	-11	7
Electricity and Gas Transmission	1,521	941	393	361	318	294
Other/consolidation	90	383	-4	-53	-12	-57
RWE Energy	**12,465**	**11,390**	**1,769**	**1,672**	**1,451**	**1,347**

RWE Energy improved **EBITDA** by 6 % to € 1,769 million. The **operating result** rose 8 % to € 1,451 million. This was due to tariff adjustments and cost reductions in the electricity and gas businesses. The following is a breakdown of the operating result by business unit:

German Regions: Our German regional companies increased their operating result by 4 %. Here, they benefited from cost reductions and efficiency enhancements. Our margin-oriented sales policy also contributed to the organic gain in the operating result. Household and commercial customer reacquisitions also had a positive effect.

International Regions: Our Continental European sales activities outside Germany gained 6 %. Here, we benefited from cost-cutting measures, regulatory price increases in the Hungarian electricity business and in our Czech gas business as well as currency effects.

RWE Solutions: RWE Solutions recorded an operating loss of € 11 million. The earnings situation in the energy distribution and services and utility solutions businesses worsened. Margins in these segments decreased due to the competition.

Electricity and Gas Transmission: This business unit oversees our entire German extra high-voltage power grid business, our German gas transmission grid, and Czech-based Transgas' gas transmission and trading operations. Combined, these activities closed the period under review 8 % up year-on-year. Cost reductions, the passing-on to our customers of expenses incurred as a result of the state subsidization of combined heat and power generation and positive currency effects were the major drivers. The rise in expenses incurred for balancing power to compensate for fluctuations in the amount of wind energy fed into the grid had a counteracting effect.

RWE npower

- Operating result down 32 % year-on-year
- Substantial burdens due to insufficient allocation of CO_2 emissions allowances

Development of wholesale electricity spot prices in the UK
£ per MWh


Peak load
Base load
60
50
40
30
20
10
Jan
Year traded: 2003
Dec
Jan
Year traded: 2004
Dec
Jan
Year traded: 2005
Dec

Development of one year forward wholesale electricity prices in the UK
£ per MWh


Peak load
Base load
60
Forwards for deliveries in 2004
Forwards for deliveries in 2005
Forwards for deliveries in 2006
50
40
30
20
10
Jan
Year traded: 2003
Dec
Jan
Year traded: 2004
Dec
Jan
Year traded: 2005
Dec

UK electricity consumption was up about 3 % in the first half of 2005. Consumption rose in the private household and services sectors, whereas the situation in the industrial sector was essentially unchanged. Since the weather in the UK was slightly milder than in the same period last year, less electricity was used for heating. **Gas consumption** declined slightly, due to the price-induced decline in the generation of electricity from gas. Furthermore, slightly positive cyclical effects and adverse weather-related effects had an impact on consumption.

Prices on the UK energy market advanced considerably. Wholesale electricity prices were far above the level achieved in the first half of 2004. Spot prices for base-load power and peak-load power averaged for the first six months were 53 % and 49 % up on the level for the same period last year. Forward prices rose significantly as well. Averaged for the first half of 2005, one-year forwards for 2006 traded at £36.29 (€51.13) per megawatt hour of base-load electricity and at £42.70 (€61.68) per megawatt hour of peak-load electricity. They were up by 43 % and 39 % relevant to the equivalent forward contracts traded during the first half of 2004, respectively, and were thus considerably higher than on other European electricity markets. Electricity prices have been driven by a combination of high UK gas prices and high CO_2 emissions certificate prices. The increase in the price of this energy source also had an indirect impact: the high gas prices caused utilities to step up the use of hard coal power plants, for which they need a large number of CO_2 certificates. This was a major driver of prices in the trading of emissions, which, in turn, was reflected in the price of electricity.

Average prices quoted on the UK spot market for natural gas were some 50 % higher year-on-year. This was in part due to the fact that market participants feared supply bottlenecks. Moreover, UK gas prices are increasingly linked to oil prices—which is common international practice—because of the country's mounting dependence on imports.

The price trend on the UK wholesale market was reflected in the end consumer business. Prices charged for electricity to households and small commercial operations climbed by more than 10 % over last year's first half. Gas prices rose by approximately 15 %. Adjustments for corporate customers were even more substantial, resulting in increases in the order of 25 % for electricity and gas.

In the first half of 2005, RWE npower's **electricity production** amounted to 17 billion kWh. We thus eclipsed last year's figure by 10 %, since we stepped up the use of hard coal power plants in the UK due to improved production margins. The **electricity sales volume** dropped by 8 % to 26.6 billion kWh, with the **gas sales volume** decreasing by 2 % to 27.1 billion kWh. We focus on supply agreements with attractive margins in line with our return-oriented sales strategy. As a result, we sold 3 billion kWh less electricity and 3 billion kWh less gas to industrial and corporate customers than in the same period last year. We recorded a slight increase in customer figures for both products in the private household and small commercial customer segment, which enabled us to post moderate sales growth in this segment. At present, RWE npower accounts for 15 % of the electricity and 9 % of the gas supplied to the UK private and commercial customer segment. RWE npower has shares of 16 % and 5 % of the electricity and gas markets in the industrial and corporate customer segment.

RWE npower		Jan–Jun 2005	Jan–Jun 2004	+/- in %	Jan–Dec 2004
Electricity production	billion kWh	17.0	15.5	9.7	32.5
External electricity sales volume	billion kWh	26.6	28.9	-8.0	59.5
External gas sales volume	billion kWh	27.1	27.7	-2.2	48.6
External revenue	€ million	3,043	2,899	5.0	5,605
Electricity	€ million	2,155	2,071	4.1	4,154
Gas	€ million	665	603	10.3	1,096
EBITDA	€ million	260	356	-27.0	698
Operating result	€ million	210	308	-31.8	604
Capital expenditure	€ million	72	61	18.0	166
Property, plant and equipment	€ million	72	61	18.0	150
Financial assets	€ million	–	–	–	16
		06/30/05	**12/31/04**	**+/-** in %	
Workforce	FTE*	9,956	9,555	4.2	

* Full time equivalent (1 FTE = 1 full-time position).

RWE npower increased its **external revenue** by 5 % to €3,043 million. This was a result of price increases in the electricity and gas sales business through which we passed increased fuel costs on to our end customers. The weaker Sterling (-€52 million) and the aforementioned declines in sales to industrial enterprises had a counteractive effect. Net of currency effects, RWE npower grew revenue by about 7 %.

EBITDA generated by RWE npower amounted to €260 million. This was 27 % less than in the first half of last year. The **operating result** declined by 32 % to €210 million. This decrease stems exclusively from the power generation business. Its earnings situation worsened again—even compared with the first quarter. This unit was faced with the fact that CO_2 emissions allowances were not sufficient to cover actual emissions. This burden continued to increase due to the strong rise in the price of emissions certificates. In addition, the period under review was characterized by the high level of fuel costs. The rise in wholesale electricity prices was unable to offset this, since, in the past, we had already sold forward part of our electricity production at market prices that prevailed at the time, but are much lower than current market prices. These contracts will expire by the end of 2006.
RWE npower made further gains in the end customer business owing to necessary tariff increases for electricity and gas implemented last year. Furthermore, this division benefited from cost-cutting and synergies with RWE Thames Water. The weaker pound caused the operating result in euros to decrease by €4 million.

RWE Thames Water

- Operating result net of one-off effects up 6 % year-on-year
- The fourth regulatory period in the UK water business started on April 1, 2005

RWE Thames Water		Jan–Jun 2005	Jan–Jun 2004	+/– in %	Jan–Dec 2004
External revenue	€ million	1,868	1,995	-6.4	4,065
EBITDA	€ million	924	947	-2.4	1,979
Operating result	€ million	619	650	-4.8	1,389
Capital expenditure	€ million	594	697	-14.8	1,531
Property, plant and equipment	€ million	585	673	-13.1	1,465
Financial assets	€ million	9	24	-62.5	66
		06/30/05	**12/31/04**	**+/– in %**	
Workforce	FTE*	16,097	16,051	0.3	

* Full time equivalent (1 FTE = 1 full-time position).

The **regulated water and wastewater services market** continued to show stable development. It is hardly affected by cyclical factors in RWE's core regions, i.e., Europe and North America. The driver of growth is the need for investment in the infrastructure, which is financed through tariff increases approved by the regulator. The UK's new five-year regulatory period started on April 1, 2005.
RWE Thames Water and the UK water regulator have agreed an investment programme of £ 3.1 billion (€ 4.4 billion) over the five years, to improve the quality, security of supply and environmental friendliness of the water supply system. The investment figure quoted by the regulator is in 2002/2003 money terms, and must be adjusted by annual inflation. The regulator has also approved tariff increases, between 2005 and 2010 of 22 %, plus annual inflation.

External revenue generated by RWE Thames Water was down 6 % to € 1,868 million. This was largely due to the following one-off effects:
- There was a change in accounting for major parts of our water business outside RWE's core regions to "Assets/liabilities held for sale." These activities are no longer included in the figures reported for revenue, EBITDA, or the operating result (see page 5). In the first half of 2004, they contributed € 114 million in revenue.
- The drop of the dollar and Sterling against the euro reduced revenue by € 63 million.
- Moreover, since the middle of 2004, we have sold peripheral activities in Asia, Australia and the US, shedding a total of € 28 million in revenue in the process.

Net of the aforementioned special items, RWE Thames Water's revenue was up 4 %. This was predominantly a result of the start of the new regulatory period in the UK, pursuant to which the regulator granted us a first tariff increase in the order of 18 % (including inflation).

EBITDA was down 2 % to €924 million, and the **operating result** declined 5 % to €619 million. The aforementioned consolidation, accounting and currency effects had an impact, totaling -€89 million as regards EBITDA and -€69 million as regards the operating result. Net of special items, RWE Thames Water closed the reporting period with a 7 % increase in EBITDA and a 6 % rise in its operating result compared with the first half of 2004. RWE Thames Water benefited from the aforementioned increase in water tariffs in the regulated UK water business. Since these only became effective as of April 1, 2005, they will have a stronger impact on the rest of the year. Higher costs associated with the modernization of the pipe infrastructure in Greater London had a counteracting effect. American Water's operating result grew by 9 % in euro terms and by 15 % net of currency effects. This was partially due to the rise in tariffs in several US states. In addition, costs were reduced.

RWE Thames Water Business Units January-June € million	**External revenue**		**EBITDA**		**Operating result**	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**
Regulated UK business	910	846	519	482	308	292
North America	785	841	336	321	216	198
Other markets	173	308	69	144	95	160
RWE Thames Water	**1,868**	1,995	**924**	947	**619**	650

Consolidated Income Statement of the RWE Group

€ million	Apr–Jun 2005	Apr–Jun 2004	Jan–Jun 2005	Jan–Jun 2004
Revenue	9,707	8,941	20,727	21,113
Natural gas tax/electricity tax	-267	-242	-671	-563
Revenue (without natural gas tax/electricity tax)	**9,440**	**8,699**	**20,056**	**20,550**
Changes in finished goods and work in progress/ other own work capitalized	113	186	236	180
Cost of materials	-5,684	-4,781	-12,110	-11,171
Staff costs	-1,349	-1,555	-2,594	-3,253
Depreciation, amortization, and impairment losses	-706	-752	-1,391	-1,555
Other operating result	-480	-538	-1,102	-1,566
Income from operating activities	**1,334**	**1,259**	**3,095**	**3,185**
Income from investments accounted for using the equity method	88	88	196	150
Other income from investments	-1	86	157	346
Financial result	-505	-645	-994	-1,281
Income before tax	**916**	**788**	**2,454**	**2,400**
Taxes on income	-400	-314	-841	-866
Income after tax	**516**	**474**	**1,613**	**1,534**
Thereof:				
Income attributable to minority interest	64	42	186	177
Net income/income attributable to RWE AG shareholders	**452**	**432**	**1,427**	**1,357**
Undiluted and diluted earnings per common and preferred share (€)	**0.81**	**0.77**	**2.54**	**2.41**

Consolidated Balance Sheet of the RWE Group

Assets € million	06/30/05	12/31/04
Non-current assets		
Intangible assets	18,082	17,718
Property, plant and equipment	34,713	34,518
Investment property	439	507
Investments accounted for using the equity method	2,281	2,665
Other financial assets	1,828	1,939
Other receivables and other assets	7,361	4,816
Deferred taxes	2,865	3,243
	67,569	65,406
Current assets		
Inventories	2,140	2,043
Trade accounts receivable	6,660	7,419
Other receivables and other assets	12,761	5,963
Marketable securities	11,144	11,013
Cash and cash equivalents	1,823	1,526
Assets held for sale	1,815	-
	36,343	27,964
	103,912	93,370

Equity and Liabilities € million	**06/30/05**	**12/31/04**
Equity		
Group interest	10,705	9,656
Minority interest	1,518	1,537
	12,223	**11,193**
Non-current liabilities		
Provisions	27,904	28,131
Financial liabilities	22,291	22,488
Other liabilities	8,010	5,568
Deferred taxes	4,140	4,134
	62,345	**60,321**
Current liabilities		
Provisions	6,164	6,623
Trade accounts payable	4,688	5,251
Financial liabilities	6,201	4,895
Liabilities held for sale	1,182	–
Other liabilities	11,109	5,087
	29,344	**21,856**
	103,912	**93,370**

Consolidated Cash Flow Statement of the RWE Group

€ million	Jan–Jun 2005	Jan–Jun 2004
Income after tax	**1,613**	**1,534**
Depreciation, amortization, impairment losses, write-backs	1,423	1,556
Changes in provisions	–257	–93
Deferred taxes/non-cash income and expenses/income from disposal of non-current assets and marketable securities	–282	–123
Changes in working capital/other balance sheet items	468	–617
Cash flows from operating activities	**2,965**	**2,257**
Capital expenditure on non-current assets	–1,437	–1,630
Proceeds from disposal of non-current assets	288	2,269
Changes in marketable securities and cash investments	26	–541
Cash flows from investing activities	**–1,123**	**98**
Cash flows from financing activities	**–1,571**	**–2,321**
Net changes in cash and cash equivalents	271	34
Effect of changes in foreign exchange rates and other changes in value on cash and cash equivalents	26	24
Total net changes in cash and cash equivalents	**297**	**58**
Cash and cash equivalents at beginning of reporting period	1,526	2,181
Cash and cash equivalents at end of reporting period	**1,823**	**2,239**
Financial assets at beginning of reporting period	14,998	13,952
Financial assets at end of reporting period	**16,798**	**14,883**
Gross financial liabilities at beginning of reporting period	27,383	31,790
Gross financial liabilities at end of reporting period	**28,783**	**30,581**
Net financial debt at beginning of reporting period	12,385	17,838
Net financial debt at end of reporting period	**11,985**	**15,698**

Consolidated Statement of Changes in Equity of the RWE Group

€ million	Group interest	Minority interest	Total equity
At 12/31/03	**7,013**	**2,052**	**9,065**
Dividends paid	-703	-208	-911
Other comprehensive income/other	536	-570	-34
Income after tax	1,357	177	1,534
At 06/30/04	**8,203**	**1,451**	**9,654**
At 12/31/04	**9,656**	**1,537**	**11,193**
Dividends paid	-844	-206	-1,050
Other comprehensive income/other	466	1	467
Income after tax	1,427	186	1,613
At 06/30/05	**10,705**	**1,518**	**12,223**

Notes

Accounting policies

The interim report for the period ended June 30, 2005 was prepared in accordance with the International Financial Reporting Standards (IFRSs).

With the exception of the new rules described below, this interim report was prepared using the accounting policies applied in the consolidated financial statements for fiscal 2004. For further information, please see the consolidated financial statements for the period ended December 31, 2004, which provide the basis for this interim report.

The interest rate for pension provisions was 5.0 %, as for the period ending on December 31, 2004. As in the previous year, the interest rate for provisions for nuclear waste disposal and provisions for mining damage was 5.5 %.

Changes in accounting policies

The IASB approved a number of changes to the existing IFRSs and adopted several new IFRSs, which became effective as of January 1, 2005. The RWE Group is applying the following IFRSs in fiscal 2005 for the first time:

IAS 1 (2003) "Presentation of Financial Statements"
IAS 2 (2003) "Inventories"
IAS 8 (2003) "Accounting Policies, Changes in Accounting Estimates and Errors"
IAS 10 (2003) "Events After the Balance Sheet Date"

IAS 16 (2003)	"Property, Plant and Equipment"
IAS 17 (2003)	"Leases"
IAS 21 (2003)	"The Effects of Changes in Foreign Exchange Rates"
IAS 24 (2003)	"Related Party Disclosures"
IAS 27 (2003)	"Consolidated and Separate Financial Statements"
IAS 28 (2003)	"Investments in Associates"
IAS 31 (2003)	"Interests in Joint Ventures"
IAS 32 (2003)	"Financial Instruments: Disclosure and Presentation"
IAS 33 (2003)	"Earnings Per Share"
IAS 39 (2004)	"Financial Instruments: Recognition and Measurement" (with the exception of provisions relating to the usage of the fair value option and several provisions relating to hedge accounting)
IAS 40 (2003)	"Investment Property"
IFRS 2	"Share-based Payment"
IFRS 4	"Insurance Contracts"
IFRS 5	"Non-current Assets Held for Sale and Discontinued Operations"
IFRIC 2	"Members' Shares in Co-operative Entities and Similar Instruments"
SIC-12 (2004)	"Consolidation—Special Purpose Entities"

Application of the aforementioned IFRSs for the first time had the following major effects on the RWE Group's interim report for the period ended June 30, 2005:

According to **IAS 1 (2003)**, balance sheets must be classified by maturity. Therefore, assets and liabilities on the balance sheet of the RWE Group are classified as non-current or current. Assets and liabilities are classified as current if they are expected to be realized/settled within twelve months after the balance sheet date, or if they can be realized or settled within the normal operating cycle.

Investment property is now stated separately from property, plant and equipment under non-current assets. Investments accounted for using the equity method are stated separately. Other financial assets largely consist of the remaining other investments as well as non-current securities.

Loans are stated as current or non-current financial receivables, in line with their maturities. As a rule, trade accounts receivable and payable are stated as being current in nature.

Provisions for pensions and similar obligations are stated under non-current liabilities, in line with their nature.

On principle, deferred taxes are classified on the balance sheet as non-current. Prepaid expenses and deferred income are no longer stated separately on the balance sheet. Instead, they are stated under "Other receivables and other assets" and "Other liabilities", respectively.

In the income statement, income from investments accounted for using the equity method is stated separately from other income from investments.

IAS 39 (2004) introduces minor changes in hedge accounting. Hedges of unrecognized firm commitments are now generally recognized as fair value hedges instead of as cash flow hedges. If forecast transactions are hedged and such transactions lead to the recognition of a financial asset and/or financial liability in subsequent periods, the amounts that were recognized in equity until this point in time must be recognized in the income statement in the period during which the asset or liability affects the income statement. If non-financial assets or liabilities result from the transaction, the amounts recognized in equity are included in the initial cost of the asset or liability.

IAS 39 (2004) has established a firm scope of application for the purchase and sale of non-financial items. Consequently, contracts that were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in line with the company's expected purchase, sale or usage requirements (own use contracts) are not under the

scope of IAS 39 (2004). Written options to buy or sell a non-financial item, that can be settled in cash, are not own use contracts.

The first-time application of IAS 39 (2004) only led to immaterial changes from the previous approach. Taking issues of materiality into account, there was no need to adjust amounts stated for the previous year.

IFRS 5, which supersedes IAS 35 "Discontinuing Operations", sets out requirements for the measurement, presentation and disclosure of the sale of non-current assets, asset groups and associated liabilities that have been, or are intended to be sold ("disposal groups"), as well as operations that have been sold or are held for sale ("discontinued operations"). Assets, and if applicable liabilities, must be stated separately on the balance sheet as "held for sale," if they can be sold in their present condition, and if their sale is highly probable. An asset classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. IFRS 5 stipulates that additional information on discontinued operations must be included in the notes. The prospective application of IFRS 5 in this interim report caused certain assets and disposal groups to be classified as "held for sale." Related information is provided on page 40 et seq.

Accounting for CO_2 emissions allowances
RWE has been subject to the European emissions trading scheme since January 1, 2005. Companies affected by the scheme are allocated CO_2 emissions allowances, which must be returned to the authority in charge within four months from the end of the calendar year in line with the CO_2 actually emitted during the year. If actual CO_2 emissions exceed the allocation for the year, allowances needed to make up the difference must be bought.

The IASB passed IFRIC 3, which sets forth accounting principles applicable to emissions allowances and is effective for fiscal years that begin on March 1, 2005, or thereafter. The IASB has since decided to withdraw IFRIC 3. RWE has chosen an accounting method based on currently valid IFRSs, which presents the subject matter in an economically reasonable manner. In accordance with this method, purchased CO_2 allowances are accounted for as intangible assets at cost, whereas CO_2 allowances received free of charge are accounted for at nominal value. A provision is recognized to cover the obligation to return emissions allowances and it is measured at its probable settlement amount.

New accounting policies

The IASB and IFRIC have adopted further standards and interpretations, which are not yet effective in the 2005 financial year. These IFRSs can only be applied if they are endorsed by the EU. This is still pending for some standards at present. The possible impact of the first-time application of the standards described below on the consolidated financial statements of the RWE Group is currently being examined.

IFRS 6 "Exploration for and Evaluation of Mineral Resources": IFRS 6 includes rules for accounting for expenses related to the exploration and evaluation of mineral resources such as minerals, oil, natural gas and similar finite resources before their technological and economic production can be proven. IFRS 6 does not mandate an accounting policy specific to exploration and evaluation expenses. Instead, it sets forth the basic conditions under which the company preparing the accounts selects an accounting method. Furthermore, IFRS 6 prescribes that impairment tests pursuant to IAS 36 be carried out on exploration and evaluation assets. IFRS 6 becomes effective for the first time for fiscal years starting on January 1, 2006, or thereafter.

IAS 19 Amendment (2004) "Actuarial Gains and Losses, Group Plans and Disclosures": By adopting the change to IAS 19 "Employee Benefits" in December 2004, the IASB introduced another option for treating actuarial gains and losses, also allowing for them to be accounted for without an effect on the income statement in the future. In addition, further information on pension obligations will become necessary in the future. IFRS 19 (2004) becomes effective for the first time for fiscal years starting on January 1, 2006, or thereafter.

IFRIC 4 "Determining Whether an Arrangement Contains a Lease": IFRIC 4 contains criteria for identifying lease elements in arrangements which are not formally referred to as leases. Contractual elements that meet IFRIC 4 criteria must be accounted for as leases in accordance with IAS 17. The application of IFRIC 4 becomes effective for the first time for fiscal years starting on January 1, 2006, or thereafter.

IFRIC 5 "Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation": IFRIC 5 governs the recognition and measurement of claims and obligations arising in connection with funds accrued for the decommissioning of plants and similar obligations. This interpretation becomes effective for the first time for fiscal years starting on January 1, 2006, or thereafter.

Furthermore, the IASB has adopted additional amendments to IAS 39, which become effective for the first time for fiscal years starting on January 1, 2006, or thereafter. These amendments relate to the option to classify financial instruments as "financial assets or financial liabilities recognized at fair value through profit and loss" and to the recognition of cash flow hedges to hedge currency risks associated with forecast transactions that have a high probability of occurrence within a group.

Scope of consolidation

In addition to RWE AG, the consolidated financial statements contain all material domestic and foreign companies which RWE AG controls directly or indirectly. Principal associates are accounted for using the equity method.

The scope of consolidation breaks down as follows:

	06/30/05	**12/31/04**
Fully consolidated companies	524	589
Investments accounted for using the equity method	190	219

The major change to the scope of consolidation in the first half of 2005 was the deconsolidation of 57 fully consolidated companies and of 31 investments of RWE Umwelt accounted for using the equity method.

Assets and liabilities held for sale

The sale of major parts of the RWE Thames Water Division's international water operations has been initiated, making it mandatory to classify them as a disposal group and disclose them as "Assets/liabilities held for sale," as shown in the following table:

€ million	**06/30/05**
Assets	1,096
Liabilities	681

Taking the first step to divesting RWE Umwelt, RWE sold approximately 70 % of the business to the Rethmann Group per a contract signed on September 28, 2004. The German Federal Cartel Office approved the deal on February 24, 2005. The 30 % share of the environmental services business initially remaining under RWE ownership is also for sale and has thus been disclosed as a disposal group as "Assets/liabilities held for sale" on the balance sheet as of June 30, 2005. The following table shows the major key figures of the environmental services activities.

€ million	**06/30/05**	**12/31/04**
Assets	719	2,178
Liabilities	501	1,886
	Jan–Jun 2005	**Jan–Jun 2004**
Revenue	454	888
Income after tax	14	26

Revenue

Revenue from energy trading operations is stated net, reflecting only the margins.

Research and development costs

In the first half of 2005, research and development costs totaled € 18 million (first half of 2004: € 96 million). The decline is nearly exclusively due to the deconsolidation of Heidelberger Druckmaschinen last year.

Own shares

In the first half of 2005, RWE Group companies bought 11,100 common shares on the capital market at an average cost of € 46.50 per share. They account for € 28,416.00 of the Corporation's share capital (0.02 ‰ of subscribed capital). Employees of RWE AG and its subsidiaries received a total of 80 common shares at an average price of € 30.50 per share within the scope of capital formation and 11,020 common shares at an average price of € 26.05 on the occasion of service anniversaries. Aggregate proceeds amounted to € 289,509.64. Differences to the purchase price were recognized in the income statement.

Stock option plans

Contingent capital in the amount of € 51,200,000 is available to offer subscription rights to common shares in the name of the bearer to members of the Executive Board as well as to other executives of RWE AG and affiliates.

Pursuant to the resolution passed by the Annual General Meeting on April 14, 2005, the Executive Board was authorized to purchase shares of any class in RWE totaling up to 10 % of the Corporation's share capital until October 13, 2006.

Stock options were issued under the executive stock option plan. They have a waiting period of three years and a term of five years after their respective issue. The stock options can only be exercised if the quoted market price of the common share—calculated on the basis of the total return approach—has increased by at least 6 % annually on average (absolute performance) before being exercised and has not trailed the Dow Jones STOXX share index by more than ten percentage points (relative performance) in the same period. The four-week exercise periods start on the 21st trading day following the publication of the revenue and earnings figures for the completed fiscal year and of the semi-annual results.

The stock options can only be exercised by payment of the exercise price. The exercise price equals the quoted market price of the common share on the first trading day after expiry of the relevant exercise period, minus a markdown, which is composed of the absolute and relative performance components. The markdown is limited to 40 percentage points.

Exercise conditions stipulate that the stock options can be settled by already existing common shares instead of new shares from contingent capital and that the markdown can be paid in cash instead of in common shares. If the persons holding stock options are not employed by RWE AG, the expenses associated with the exercise are borne by the respective Group company.

The stock options listed in the table below have been issued under the executive stock option plan so far:

Stock options	**Originally issued**	**12/31/04**	**Expired in 2005**	**06/30/05**
2001 tranche	5,222,300	3,651,200	-118,100	3,533,100
2001A tranche	5,262,300	4,028,600	-148,100	3,880,500
	10,484,600	**7,679,800**	**-266,200**	**7,413,600**

Furthermore, our stock appreciation plans are offered to employees, Executive Board members and other executives of RWE AG and its affiliates in Germany and abroad, on which we reported separately in the financial statements for the period ended December 31, 2004. An additional tranche was issued in the second quarter of 2005.

Dividend distribution

On April 14, 2005, RWE AG's Annual General Meeting decided to pay the proposed dividend of €1.50 per common and preferred share for fiscal 2004.

Earnings per share

		Jan–Jun 2005	**Jan–Jun 2004**
Net income/income allocable to RWE AG shareholders	€ million	1,427	1,357
Number of shares outstanding (weighted average)	thousands	562,405	562,405
Undiluted and diluted earnings per common and preferred share	€	**2.54**	**2.41**

When determining diluted earnings per share, stock options issued by RWE as part of the stock option programmes are taken into account if they are dilutive. The earnings per share are the same for both common and preferred shares.

Contingent liabilities

Contingent liabilities principally relate to commitments ensuing from guarantees and warranty agreements. They decreased by €544 million to €321 million since December 31, 2004. This decline is essentially attributable to commitments arising from guarantees.

Reconciliation to the operating result

Reconciliation of income from operating activities to the operating result € million	**Jan–Jun 2005**	**Jan–Jun 2004**
Income from operating activities	3,095	3,185
+ Income from investments	353	496
- Non-operating result	7	-400
Operating result	**3,455**	**3,281**

The reconciliation addresses the following points:

- Income from investments includes all expenses and income that have arisen in connection with operating investments. Income from investments thus constitutes an integral part of the Group's operating activity.
- Income and expenses that are unusual from an economic perspective, or are the result of exceptional events, prejudice the assessment of operating activities. They are reclassified to the non-operating result.

Reconciliation of EBITDA to the operating result € million	**Jan–Jun 2005**	**Jan–Jun 2004**
EBITDA	4,439	4,465
- Operating depreciation and amortization	-1,218	-1,364
EBIT	3,221	3,101
+ Operating income from investments	234	180
Operating result	**3,455**	**3,281**

Supervisory Board

Dr. Thomas R. Fischer
Chairman

Frank Bsirske
Deputy Chairman

Dr. Paul Achleitner

Carl-Ludwig von Boehm-Bezing

Wilfried Donisch

Dieter Faust
- as of August 1, 2005 -

Simone Haupt
- as of April 11, 2005 -

Ralf Hiltenkamp
- until April 10, 2005 -

Heinz-Eberhard Holl

Berthold Huber

Dr. Dietmar Kuhnt

Dr. Gerhard Langemeyer

Dagmar Mühlenfeld
- as of January 4, 2005 -

Dr. Wolfgang Reiniger

Günter Reppien

Bernhard von Rothkirch

Dr. Manfred Schneider

Klaus-Dieter Südhofer

Uwe Tigges

Prof. Karel Van Miert

Jürgen Wefers

Erwin Winkel
- until July 31, 2005 -

Executive Board

Harry Roels
CEO

Berthold A. Bonekamp

Alwin Fitting
- as of August 1, 2005 -

Dr. Gert Maichel
- until February 22, 2005 -

Dr. Klaus Sturany

Jan Zilius

Financial calendar 2005/2006*

11/16/2005 Interim report for the first three quarters of 2005 and analyst conference (conference call)

02/23/2006 Annual report for fiscal 2005
- Press conference
- Analyst conference

04/13/2006 Annual General Meeting

04/18/2006 Ex-dividend date

05/16/2006 Interim report for the first quarter of 2006 and analyst conference (conference call)

08/10/2006 Interim report for the first half of 2006
- Press conference
- Analyst conference (conference call)

11/09/2006 Interim report for the first three quarters of 2006 and analyst conference (conference call)

This is a translation of the German interim report. In case of divergence from the German version, the German version shall prevail.

* All events will be broadcast live on the Internet and can thus be followed by the public at large, investors and analysts simultaneously. We will keep the recordings on our Web site for at least three months.

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen
Germany

T +49(0)201/12-00
F +49(0)201/12-15199
I www.rwe.com

Investor Relations

T +49(0)201/12-15025
F +49(0)201/12-15265
E invest@rwe.com

Private investors are welcome to call our Investor Relations hotline:

T +49(0)1801/451280